UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 31, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Banco Santander (Brasil) S.A.

2Q14 BR GAAP Results

July 31st, 2014

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

TABLE OF CONTENTS

Macroeconomic Scenario
Highlights
Results
Final Remarks
Annexes

MACROECONOMIC SCENARIO - CONSENSUS

GDP (Y-o-Y growth %)


2.7
1.0
2.5
0.9
1.5
2011
2012
2013
2014e
2015e

Interest Rate – Selic (%)


11.00
7.25
10.00
11.00
12.00
2011
2012
2013
2014e
2015e

Inflation (IPCA %)


6.5
5.8
5.9
6.4
6.2
2011
2012
2013
2014e
2015e

Exchange Rate (R$ / US$)


1.88
2.04
2.34
2.35
2.50
2011
2012
2013
2014e
2015e

Source: Brazilian Central Bank, IBGE, Focus Research Forecast (July, 25th).
(*) According to IBGE, GDP growth of 2013 was revised from 2.3% to 2.5%.

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights

Results

Final Remarks

Annexes

HIGHLIGHTS – 2Q14 / 1Q14

Balance Sheet

- **Balance Sheet strength**
  - ✓ BIS: 17.9%
  - ✓ Loans / Deposits: 98.1%
- **Expanded Loan portfolio grows +2%**
  - ✓ Individuals: +0.4%
  - ✓ Corporate: +4.1%
- **Funding from clients grow 3%**
  - ✓ Demand Deposits + Savings: 2%
  - ✓ Time Deposits and Debentures[1]: 2%

Results

- **Net profit grows 1%**
- **Revenues**
  - ✓ Net Interest Income: -4%
    - *Credit NII: flat*
    - *NII Others: -24%*
  - ✓ Fees: +2%
- **General Expenses grow 1%, below inflation**

Risks

- **Risk of Credit**
  - ✓ NPL ratio over 90 increases 28 bps in the quarter
  - ✓ Coverage ratio in comfortable levels, reaches 159%

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights

Results

Final Remarks

Annexes

NET PROFIT

Net profit increases 1% in the quarter


R$ MM
1.9%
0.6%
-2.2%
1,410
1,407
1,409
1,428
1,437
909
909
909
909
909
501
497
500
518
528
2Q13
3Q13
4Q13
1Q14
2Q14
2,929
2,864
1,818
1,818
1,110
1,046
1H13
1H14
Accounting Profit
Goodwill

(*) Accounting Net profit with reversal of 100% of goodwill amortization expenses.

RESULTS

R$MMM

Managerial Profit[1]	1H14	1H13	Var. (%) YoY	Var. (%) QoQ
Net Interest Income	13,686	15,096	-9.3%	-4.5%
Fee and Commission Income	5,316	5,214	2.0%	1.9%
Allowance for Loan Losses	(4,797)	(6,573)	-27.0%	4.5%
General Expenses[2]	(8,006)	(7,883)	1.6%	1.5%
Tax Expenses	(1,548)	(1,526)	1.4%	1.9%
Other Income/Expenses[3]	(1,204)	(1,130)	6.5%	-48.9%
PROFIT BEFORE TAXES	3,447	3,197	7.8%	-3.0%
Taxes and Minority Interest	(582)	(269)	116.6%	-19.1%
MANAGERIAL NET PROFIT	2,864	2,929	-2.2%	0.6%

1. Excludes 100% of the goodwill amortization, tax hedge effect and considers credit recovery reclassification. 2. Administrative expenses exclude 100% of the goodwill amortization, and personnel expenses includes profit sharing . 3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

NET INTEREST INCOME

Credit margin remains stable in the quarter

Net Interest Income Breakdown[1]

R$ MM


-10.1%
-4.5%
-9.3%
15,096
13,686
3,249
2,278
488
617
11,360
10,791
7,438
7,521
7,211
7,000
6,686
1,542
1,744
1,409
1,293
985
259
293
320
304
313
5,637
5,483
5,482
5,403
5,387
2Q13
3Q13
4Q13
1Q14
2Q14
1H13
1H14
Credit
Deposits
Others²

NII with Clients and Interest Rates

Interest Rate (Quarter average) – Selic

2Q13	3Q13	4Q13	1Q14	2Q14
7.5 %	8.5%	9.5%	10.4%	10.9%


10.6%
10.0%
9.8%
9.9%
9.8%
10.9%
9.8%
Credit Spread (%)
0.9%
0.9%
1.0%
1.0%
1.0%
0.8%
1.0%
Deposit Spread (%)
2Q13
3Q13
4Q13
1Q14
2Q14
1H13
1H14

1. Excludes the tax hedge effect and credit recovery.
2. Includes Gains (Losses) on financial transactions and other net interest incomes.

LOAN PORTFOLIO

Credit growth accelerates in the quarter

Expanded Portfolio

R$ Billion


4.9%
1.6%
266.7
272.8
279.8
275.2
279.7
Jun.13
Sep.13
Dec.13
Mar.14
Jun.14

Segment Breakdown

R$ Million	Jun-14	Jun-13	YoY	QoQ	Share Loan Portfolio in Jun/14
Individuals	75,873	72,258	5.0%	0.4%	34%
Consumer Finance	36,851	37,021	-0.5%	-1.5%	16%
SMEs	31,264	35,582	-12.1%	-1.9%	14%
Corporate	82,312	73,192	12.5%	4.1%	36%
Total	**226,299**	**218,053**	**3.8%**	**1.0%**	**100%**
Other Transactions[1]	53,423	48,677	9.7%	4.3%	
Expanded Portfolio	**279,722**	**266,730**	**4.9%**	**1.6%**	

1. Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and acquiring activities related assets and guarantees.

Santander

FUNDING

Funding from Clients grows 3.2% in the quarter, with an increase in the pace of growth compared to 1Q14

R$ Billion	Jun-14	Jun-13	YoY (%)	QoQ (%)
Demand Deposits + Savings Deposits	50.4	42.7	18.1%	2.1%
Time Deposits + Debentures[1]	146.8	131.9	11.3%	2.2%
Treasury Notes (Letras Financeiras)	33.4	30.4	10.1%	9.5%
Funding From Clients - on balance (A)	**230.6**	**204.9**	**12.5%**	**3.2%**
(-) Reserve Requirements	-42.5	-32.6	30.4%	6.1%
Borrowing and Onlendings	13.0	9.7	34.7%	3.8%
Subordinated Debt[2]	14.5	9.0	59.9%	0.9%
Offshore Funding	30.7	35.7	-14.1%	-0.7%
Total Funding – on balance (B)	**246.3**	**226.7**	**8.6%**	**2.1%**
Assets Under Management[3]	154.2	144.4	6.8%	3.2%
Total Funding + AUM	**400.4**	**371.2**	**7.9%**	**2.5%**
Total Credit (C)	226.3	218.1	3.8%	1.0%
C/ B (%)	92%	96%		
C / A (%)	98%	106%		

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA);
2. Includes debt instruments eligible to compose capital
3. According to the ANBIMA criterion.

Santander

FEES AND COMMISSION INCOME

Increase of 2% in the quarter and 8% in twelve months

Total[1]

R$ Million


2.1%
1.9%
2,628
2,614
2,847
2,633
2,683
2Q13
3Q13
4Q13
1Q14
2Q14

Breakdown of Fee and Commission Income

R$ Million	1H14	1H13	YoY	QoQ
Asset Management[2]	477	590	-19.1% **6.7%**	2.4%
Current Account	912	868	5.0%	-1.3%
Lending Operations[3]	586	578	1.3%	8.9%
Insurance	849	916	-7.3% **10.9%**	-1.6%
Cards[4]	1,648	1,500	9.9%	0.8%
Collection Services[5]	449	384	16.8%	8.4%
Securities Brokerage and Placement	256	257	-0.6%	0.0%
Others	139	120	15.8%	10.8%
TOTAL	**5,316**	**5,214**	**2.0%**	**1.9%**
Normalized Total[6]	**5,316**	**4,921**	**8.0%**	

*** The second variation does not consider the insurance's seasonal effect and the sale of the Santander Asset Management**

1. Includes fee and commission income. 2.Includes income from funds and consortia; 3. Includes guarantees rendered. 4. Includes acquiring services 5. Includes collection and bill; 6. Excludes the insurance's seasonal effect and the sale of the Santander Asset Management

Santander

GENERAL EXPENSES

General Expenses grow below inflation, in twelve months and in the quarter

General Expenses

R$ Million


1.0%
1.5%
3,992
4,101
4,313
3,974
4,032
467
396
413
436
450
1,735
1,807
1,947
1,760
1,788
1,789
1,898
1,953
1,779
1,794
2Q13
3Q13
4Q13
1Q14
2Q14
Administrative
Personnel¹
Depreciation and Amortization²

Breakdown of Expenses

R$ Million	1H14	1H13	YoY	QoQ
Administrative	3,573	3,473	2.9%	0.9%
Personnel[1]	3,547	3,488	1.7%	1.6%
Subtotal	**7,120**	**6,960**	**2.3%**	**1.2%**
Depreciation and Amortization[2]	886	922	-3.9%	3.3%
Total	**8,006**	**7,883**	**1.6%**	**1.5%**

1. Personnel expenses include profit sharing
2. Exclude 100% of the goodwill amortization expense.

CREDIT INDICATORS

NPL ratio over 90 increases in the quarter, although over 15-90 reduces

NPL from 15 to 90 days[1]


6.4%
6.8%
6.7%
7.4%
7.4%
4.5%
4.7%
4.7%
5.3%
5.0%
2.7%
2.8%
2.9%
3.2%
2.7%
Jun.13
Sep.13
Dec.13
Mar.14
Jun.14

NPL Over 90 days[2]


7.1%
6.0%
5.1%
5.1%
5.6%
5.2%
4.5%
3.7%
3.8%
4.1%
3.5%
3.1%
2.4%
2.6%
2.7%
Jun.13
Sep.13
Dec.13
Mar.14
Jun.14

Coverage Ratio Over 90 days[3]


132.1%
176.7%
158.5%
Jun.13
Mar.14
Jun.14

Corporate — Individuals — Total

1. Non-performing loans from 15 to 90 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP
3. Allowance for loan losses / (non-performing loans over 90 days)

Santander

ALLOWANCE FOR LOAN LOSSES

Cost of credit decreases 1.7 p.p in twelve months


5.2%
4.3%
3.8%
3.6%
3.8%
5.4%
3.7%
-23.5%
4.5%
-27.0%
3,202
2,698
2,449
2,346
2,451
6,573
4,797
3,650
3,534
3,327
3,001
3,043
7,366
6,044
(448)
(836)
(878)
(655)
(591)
(793)
(1,247)
2Q13
3Q13
4Q13
1Q14
2Q14
1H13
1H14
Credit Cost[1]
Gross Allowance for Loan Losses
Income from recovery of written off loans

1. Credit Cost: Annualized allowance for Loan Losses / Average credit portfolio of the period including guarantees.

PERFORMANCE RATIOS

Efficiency Ratio[1] (%)


46.0%
49.3%
49.5%
2Q13
1Q14
2Q14

Recurrence[2] (%)


65.8%
66.3%
66.5%
2Q13
1Q14
2Q14

ROAA[3] (%)


1.3%
1.2%
1.2%
2Q13
1Q14
2Q14

Assets[5] Bi	457	486	487

ROAE[4] (%)


10.9%
11.2%
11.6%
2Q13
1Q14
2Q14

Equity[5] Bi	52.8	48.7	50.4

1. General Expenses / (NII + Fees and Commission Income + Tax Expenses + Other Oper. Income (expense)). 2. Fee and Commission Income / General Expenses. 3. Return on average asset excluding goodwill (annualized). 4. Return on average equity excluding goodwill (annualized). 5. Excludes 100% of the goodwill that, in Jun/13 was R$ 11.2 billion, in Mar/14 R$ was 8.5 billion and in Jun/14 was R$ 7.6 billion.

Santander

LIQUIDITY AND CAPITAL RATIOS

Loan to Deposit[1]


106.4%
100.2%
98.1%
Jun.13
Mar.14
Jun.14

BIS Ratio[2]


21.5%
1.2%
20.3%
18.3%
1.6%
16.7%
17.9%
1.6%
16.3%
Jun.13
Mar.14
Jun.14
Tier I
Tier II

1. Total loan portfolio / funding from clients.
2. Considers the effects of the Capital Optimization Plan. In Mar/14 and Jun/14 the BIS core capital was 15.8% and 15.6%, respectively.

Santander

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights

Results

Final Remarks

Annexes

FINAL REMARKS – 2Q14 / 1Q14

- Balance Sheet strength

  Maintenance of comfortable liquidity, coverage and capital levels

- Macroeconomic environment with a moderate growth

  Lower economic activity impacts the pace of businesses growth: Expanded Loan Portfolio grows 2% and funding from clients grows 3%

- Asset Quality

  NPL ratio over 90 days increases 28 bps

- Revenues impacted by NII Others

- Expenses grow below inflation

FOCUS: TO GROW WITH QUALITY

TABLE OF CONTENTS

Macroeconomic Scenario

Highlights

Results

Final Remarks

Annexes

Annexes – BR GAAP

RESULTS

Managerial[1] (R$ million)

Managerial Financial Statement	1H14	1H13	Var. YoY Abs.	Var. YoY %
NET INTEREST INCOME	**13,686**	**15,096**	**(1,410)**	**-9.3%**
Allowance for Loan Losses	(4,797)	(6,573)	1,776	-27.0%
NET INTEREST INCOME AFTER LOAN LOSSES	**8,889**	**8,523**	**366**	**4.3%**
Fee and Commission Income	5,316	5,214	102	2.0%
General Expenses	(8,006)	(7,883)	(123)	1.6%
Personnel Expenses + Profit Sharing	(3,547)	(3,488)	(60)	1.7%
Administrative Expenses[2]	(4,459)	(4,395)	(64)	1.4%
Tax Expenses	(1,548)	(1,526)	(22)	1.4%
Other Income (Expenses)[3]	(1,204)	(1,130)	(74)	6.5%
INCOME BEFORE TAXES	**3,447**	**3,197**	**249**	**7.8%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(499)	(131)	(368)	n.a.
MINORITY INTEREST	(83)	(138)	54	-39.4%
NET PROFIT	**2,864**	**2,929**	**(64)**	**-2.2%**

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

RESULTS

Managerial[1] – Quarterly (R$ million)

Managerial Financial Statement	2Q13	3Q13	4Q13	1Q14	2Q14
NET INTEREST INCOME	**7,438**	**7,521**	**7,211**	**7,000**	**6,686**
Allowance for Loan Losses	(3,202)	(2,698)	(2,449)	(2,346)	(2,451)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,236**	**4,822**	**4,762**	**4,654**	**4,235**
Fee and Commission Income	2,628	2,614	2,847	2,633	2,683
General Expenses	(3,992)	(4,101)	(4,313)	(3,974)	(4,032)
Personnel Expenses + Profit Sharing	(1,735)	(1,807)	(1,947)	(1,760)	(1,788)
Administrative Expenses[2]	(2,257)	(2,294)	(2,367)	(2,214)	(2,244)
Tax Expenses	(776)	(812)	(785)	(767)	(782)
Other Income (Expenses)[3]	(499)	(918)	(803)	(797)	(407)
INCOME BEFORE TAXES	**1,597**	**1,605**	**1,707**	**1,749**	**1,697**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(93)	(151)	(236)	(269)	(230)
MINORITY INTEREST	(94)	(48)	(62)	(53)	(30)
NET PROFIT	**1,410**	**1,407**	**1,409**	**1,428**	**1,437**

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

BALANCE SHEET

Assets (R$ million)

Assets	Jun-13	Sep-13	Dec-13	Mar-14	Jun-14
Current Asset and Long-term Assets	**446,974**	**444,978**	**465,777**	**475,805**	**476,749**
Cash and Cash Equivalents	4,534	5,906	5,486	5,204	5,005
Interbank Investments	44,342	44,776	47,655	31,255	32,502
Securities and Derivative Financial Instrument	77,534	71,610	78,146	96,242	103,862
Interbank Accounts	34,317	38,298	35,833	42,712	45,328
Interbranch Accounts	1	1	1	0	-
Lending Operations	203,059	207,112	212,508	208,981	211,722
- Lending Operations	218,053	222,071	227,482	224,012	226,363
- Lending Operations Related to Assignment	38	31	25	20	15
- Allowance for Loan Losses	(15,033)	(14,990)	(14,999)	(15,050)	(14,656)
Other Receivables	81,408	75,500	84,339	89,440	76,448
Other Assets	1,779	1,775	1,809	1,970	1,883
Permanent Assets	**21,076**	**20,430**	**20,088**	**18,807**	**17,451**
Investments	115	122	137	51	50
Fixed Assets	5,886	6,125	6,807	6,704	6,363
Intangibles	15,076	14,183	13,144	12,052	11,038
- Goodwill	26,240	26,245	26,245	26,275	26,276
- Others	(11,164)	(12,062)	(13,101)	(14,223)	(15,238)
Total Assets	**468,050**	**465,408**	**485,866**	**494,612**	**494,200**
Total Assets (excluding goodwill)	**456,863**	**455,125**	**476,492**	**486,117**	**486,614**

BALANCE SHEET

Liabilities and Equity (R$ million)

Liabilities and Equity	Jun-13	Sep-13	Dec-13	Mar-14	Jun-14
Current Liabilities and Long-Term Liabilities	**402,912**	**400,424**	**421,751**	**436,052**	**434,865**
Deposits	126,147	130,433	134,213	133,227	134,118
Demand Deposits	13,385	14,420	15,605	14,356	14,635
Saving Deposits	29,293	31,259	33,589	35,023	35,779
Interbank Deposits	3,604	3,755	3,920	3,956	4,172
Time Deposits	79,865	80,999	81,100	79,891	79,532
Money Market Funding	78,871	77,794	78,462	86,279	89,945
Funds from Acceptance and Issuance of Securities	64,956	63,758	69,061	66,125	69,739
Interbank Accounts	1,414	2,428	64	2,276	2,492
Interbranch Accounts	984	1,344	2,771	1,454	1,509
Borrowings	16,976	17,460	17,975	17,627	18,131
Domestic Onlendings - Official Institutions	9,559	10,465	11,757	12,459	12,943
Foreign Onlendings	29	19	19	9	9
Derivative Financial Instruments	5,713	5,505	5,865	4,543	4,472
Other Payables	98,262	91,218	101,563	112,054	101,506
Deferred Income	252	298	308	315	335
Minority Interest	924	947	987	1,040	997
Equity	63,963	63,740	62,819	57,204	58,003
Total Liabilitities and Equity	**468,050**	**465,408**	**485,866**	**494,612**	**494,200**
Equity (excluding goodwill)	**52,776**	**53,457**	**53,446**	**48,709**	**50,417**

BALANCE SHEET

Loan Portfolio by Product[1]

R$ Million	Jun-14	Jun-13	Var. YoY	Mar-14	Var. QoQ
Individuals					
Leasing / Auto Loans (*)	3,199	2,986	7.1%	3,229	-0.9%
Credit Card	16,704	15,108	10.6%	16,714	-0.1%
Payroll Loans	12,285	14,808	-17.0%	12,800	-4.0%
Payroll Loans originated by the bank	11,849	13,864	-14.5%	12,345	-4.0%
Acquired Portfolio	436	944	-53.9%	455	-4.3%
Mortgage	17,905	13,378	33.8%	16,694	7.3%
Agricultural Loans	2,999	2,672	12.3%	2,844	5.5%
Personal Loans / Others	22,780	23,306	-2.3%	23,307	-2.3%
Total	**75,873**	**72,258**	**5.0%**	**75,588**	**0.4%**
Consumer Finance	**36,851**	**37,021**	**-0.5%**	**37,421**	**-1.5%**
Corporate	**113,576**	**108,774**	**4.4%**	**110,944**	**2.4%**
Leasing / Auto Loans	3,127	3,568	-12.3%	3,185	-1.8%
Real Estate	10,117	8,205	23.3%	9,850	2.7%
Trade Finance	15,891	17,819	-10.8%	17,017	-6.6%
On-lending	10,886	8,103	34.3%	10,377	4.9%
Agricultural Loans	2,084	2,511	-17.0%	2,416	-13.8%
Working Capital / Others	71,471	68,567	4.2%	68,098	5.0%
Total	**226,299**	**218,053**	**3.8%**	**223,952**	**1.0%**

(*)Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 33,412 MM in Jun/14, R$ 33,122 MM in Jun/13 and R$ 33,854 MM in Mar/14.

1. Individuals and corporate loan portfolios do not include consumer finance loan portfolio.

Santander

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	1H14	1H13
NET PROFIT - BR GAAP	1,046	1,110
Reversal of Goodwill Amortization	1,818	1,818
MANAGERIAL NET PROFIT - BR GAAP	2,864	2,929
Impairment on Loans and Receivables	27	(2)
PPA Amortization	(38)	(35)
Others	102	164
NET PROFIT - IFRS	2,956	3,056

SANTANDER ACQUIRING

In 1H14 :

- Revenues increase **43%** in the last 12 months

Santander Acquiring		1H13	1H14	1H14 vs. 1H13
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 11,273 ▪ 95.7	▪ 16,308 ✓ 126.9	▪ 45% ✓33%
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 6,899 ▪ 122.7	▪ 9,636 ✓160.9	▪ 40% ✓31%
TOTAL	Revenues (R$ MM) Transactions (MM)	▪ 18,172 ▪ 218.4	▪ 25,943 ✓287,8	▪ 43% ✓32%

- Presence in all Brazilian states

VINTAGES PERFORMANCE

Over 30 – Three months after the origination

Retail – Individuals[1]


180
160
140
120
100
80
60
40
20
0
100 94 91 99 99 96 80 69 67 59 56 53 45
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14

Retail - Corporate


180
160
140
120
100
80
60
40
20
0
100 89 100 95 125 125 88 66 55 46 41 44 38
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14

"Car Finance"


180
160
140
120
100
80
60
40
20
0
100 96 117 90 62 47 44 54 50 45 52 59 65
1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14

(*) Charts in 100 basis.
1. Considers cards and overdraft.

Santander

Santander

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br

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